UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange

Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the

Securities Exchange Act of 1934.

Commission File Number: 000-32115

ENTERRA ENERGY CORP.

(formerly named Westlinks Resources Ltd.)

(Exact name of registrant as specified in its charter)

26th Floor, 500 - 4th Avenue S.W.

Calgary, Alberta, Canada T2P 2V6

(403) 263-0262

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock Purchase Warrants

(Title of each class of securities covered by this Form)

Common Stock, $0.001 Par Value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) [x] Rule 12g-4(a)(1)(ii) [ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii) [ ] Rule 12h-3(b)(1)(i) [x]	Rule 12h-3(b)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Enterra Energy Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 11, 2003

By: /s/ LUC CHARTRAND

Name: Luc Chartrand

Title: Chief Financial Officer